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VIVOPOWER
THE XRP-FOCUSED TREASURY STRATEGY

May 2025

Private and Confidential

VIVOPOWER

IMPORTANT INFORMATION AND DISCLAIMER

This confidential presentation (together with oral statements made in connection herewith, this "Presentation") is being provided to assist interested parties in making their own evaluation with respect to a potential offering of the securities of VivoPower International PLC ("VivoPower" or the "Company") in a private placement and for no other purpose. This Presentation is provided for informational purposes only and is being provided to you solely in your capacity as a potential investor in considering an investment in the Company. Any reproduction or distribution of this Presentation, in whole or in part, or the disclosure of its contents, without the prior written consent of VivoPower is prohibited. By accepting this Presentation, each recipient acknowledges and agrees (on behalf of itself and each of its directors, partners, officers, employees, attorneys, financial advisors, agents and representatives, each of the foregoing a "representative") (i) to maintain (and direct its representatives to maintain) the confidentiality of all information that is contained in this Presentation and not already in the public domain and (ii) to return or destroy (and direct its representatives to return or destroy) all copies of this Presentation or portions thereof in its possession upon request.

No Representations or Warranties

No representations or warranties, express or implied are given in, or in respect of, the accuracy or completeness of this Presentation or any other information (whether written or oral) that has been or will be provided to you. To the fullest extent permitted by law, in no circumstances will VivoPower or any of its subsidiaries, shareholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this Presentation does not purport to be all inclusive or to contain all of the information that may be required to make a full analysis of VivoPower or the proposed offering. Viewers of this Presentation should each make their own evaluation of VivoPower and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Nothing herein should be construed as legal, financial, tax or other advice. You should consult your own advisers concerning any legal, financial, tax or other considerations concerning the opportunity described herein. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs.

Forward-Looking Statements

This Presentation includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ from VivoPower's expectations, estimates and projections, and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "project," "forecast," "predict," "potential," "seem," "seek," "future," "outlook," "target" or other similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, but are not limited to, management's expectations with respect to business plans, financial objectives, future performance, earnings growth, financial plans and prospects and the anticipated financial impacts of the foregoing, the timing of the completion of the proposed offering, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this Presentation, and involve significant risks and uncertainties that could cause actual results to differ materially from the expected results. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of VivoPower's Annual Report on Form 20-F for the year ended June 30, 2024, and the other documents filed by VivoPower with the Securities and Exchange Commission (the "SEC") from time to time. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside of VivoPower's control and are difficult to predict. Factors that may cause such difference include, but are not limited to, changes in economic conditions, fluctuations in the market price of XRP and other digital assets, changes to the regulatory environment regarding digital assets, VivoPower's inability to implement or recognize the anticipated benefits from the implementation of its digital-asset focused treasury strategy. VivoPower cautions that the foregoing list of factors is not exclusive and that investors should not put undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. VivoPower does not undertake or accept any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Industry and Market Data

In this Presentation, VivoPower relies on and refers to certain information and statistics regarding the markets and industries in which VivoPower intends to participate. Such information and statistics are based on information obtained from third-party sources, including reports by market research firms and company filings. While VivoPower believes such third-party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. VivoPower has not independently verified the accuracy or completeness of the information provided by the third-party sources.

Trademarks

This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners, and VivoPower's use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, service marks, trade names and copyrights. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, © or ® symbols.

No Offer or Solicitation

This Presentation does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of securities will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), and will be offered as a private placement to a limited number of qualifying investors. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. The transfer of the securities may also be subject to conditions set forth in an agreement under which they are to be issued. **Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time.** VivoPower is not making an offer of securities in any state where the offer is not permitted.

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VIVOPOWER

OFFERING SUMMARY | TERM SHEET

Issuer	• VivoPower International PLC (Nasdaq: VVPR)
Placement Agent	• Chardan Capital Markets LLC
Offering Type	• Reg S Private Placement of Ordinary Shares
Offering Amount	• $121 million (20,000,000 Ordinary Shares at $6.05/share)
Lead Investor	• His Royal Highness, Prince Abdulaziz bin Turki Abdulaziz Al Saud of Saudi Arabia
Use of Proceeds	• Approximately 62% of the net proceeds will be used for the accumulation of XRP • Approximately 18% of the net proceeds will be used for yield-enhancing staking of digital assets • Approximately 8% of the net proceeds will be used to invest in the XRP Ecosystem Venture Development Fund • Approximately 10% of the net proceeds will be used for balance sheet clean-up purposes • Approximately 2% of the net proceeds for general corporate purposes
Management / Board of Directors	• David Mansfield will be appointed as Chief Financial Officer • Keith Loose will be appointed as Chief Technology Officer • Adam Traidman will join as Board Advisor

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VIVOPOWER

OFFERING SUMMARY | ILLUSTRATIVE USE OF PROCEEDS


General corporate purposes
~2%
Balance sheet clean-up
~10%
XRP Ecosystem Venture Development Fund Investment
~8%
Yield-enhancing staking of digital assets
~18%
Accumulation of XRP
~62%

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VIVOPOWER

MISSION STATEMENT


SYSTEM
MIN

VVPR intends to become the largest publicly listed treasury holder of Ripple (XRP), driving innovation in the digital asset ecosystem and creating a bridge to traditional finance

VIVOPOWER

VVPR AT A GLANCE

Market Cap
~$67M[1]

Founded
2014

NASDAQ Listed
2016

Headquarters
London



$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
160,000,000
140,000,000
120,000,000
100,000,000
80,000,000
60,000,000
40,000,000
20,000,000
0
May-2022
Nov-2022
May-2023
Nov-2023
May-2024
Nov-2024
May-2025
10-to-1 Reverse Stock Split 05 October 2023
52-week high $6.13
52-week low $0.65
All-time high $178.6
ADTO (90 days) $14,151,562
Volume
Share Price

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NOTES:
1. On a fully diluted basis inclusive of restricted stocks

SOURCES:
Company filings, Nasdaq
Market information as of 23 May 2025

VIVOPOWER

VVPR CONTINUES TO EXECUTE ON THE SPIN OUT OF ITS CURRENT BUSINESSES...

Tembo aims to become a separately listed NASDAQ company following completion of de-SPAC merger

TEMBO


TEMBO

- Tembo is a pioneering EV company that designs and builds ruggedised EV solutions for various sectors including mining, infrastructure, utilities, tourism and government services
- Tembo is expected to merge with Cactus Acquisition Corp. 1 Limited (CCTS), a special purpose acquisition company, in a deal valuing the combined entity at approximately $904 million. This transaction is expected to result in Tembo becoming a publicly listed company on Nasdaq under the name Tembo Group

Caret is expected to become a separately listed NASDAQ company following completion of direct spinout

CARET



- Caret LLC is a wholly owned subsidiary of VVRP and is engaged in operating renewable energy sites to deliver its Power-to-X strategy
- Caret engages in DOGE mining and owns solar projects in the United States, strategically located in Texas
- VivoPower announced its intent to spin off Caret Digital via a direct listing on Nasdaq, accompanied by a dividend share distribution to existing VivoPower shareholders. The spin off is intended to unlock value and provide direct exposure to Caret's growing digital asset and AI-focused businesses

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VIVOPOWER

...WHICH WILL ALLOW VVPR TO BECOME AN XRP-FOCUSED[1] TREASURY COMPANY



1
Accretive Capital Raise
2
Transparency on XRP Accumulation
3
Deployment in the XRP Ecosystem
4
XRP Ledger ("XRPL") Ecosystem Investment
5
Generate Return on XRP
6
Value Creation for Investors

NOTE:
1. VVPR digital asset treasury allows it to hold other digital asset tokens in addition to XRP

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VIVOPOWER

XRP IS THE 3RD LARGEST NON-STABLECOIN CRYPTOCURRENCY BY MARKET CAP

Current Market Capitalization
$139 billion

Circulating Supply
58.68 billion XRP

Total Supply
99.98 billion XRP

Year Founded
2012

Market Cap Ranking
#3 (*excluding stablecoins*)

Supply Status
Fixed

Tokens Burned
~13.9 million XRP

Current Token Price
$2.36

All-Time High Price
$3.40[1]

NOTES:
1. At January 16, 2025

SOURCES:
XLPR.org, CoinMarketCap.cpm, Tradingview.com, XRPScan.com
Market information as of 23 May 2025

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VIVOPOWER

THE PRICE OF XRP HAS OUTPERFORMED BTC AND ETH SINCE NOVEMBER 2024



BTC-Price ($)
XRP-Price ($)
ETH-Price ($)
Trump declared new US President on November 5, 2024
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Jan-2020
Apr-2020
Jul-2020
Oct-2020
Jan-2021
Apr-2021
Jul-2021
Oct-2021
Jan-2022
Apr-2022
Jul-2022
Oct-2022
Jan-2023
Apr-2023
Jul-2023
Oct-2023
Jan-2024
Apr-2024
Jul-2024
Oct-2024
Jan-2025
Apr-2025
1,935
1,497
1,188

	XRP	BTC	ETH
Price Performance Since November 5, 2024	↑323%	↑43%	↓7%

CATALYSTS FOR MARKET PERFORMANCE	US Reserve Adopts Cryptocurrency	SEC Case Resolution	Positive Sentiment
	March 6, 2025: President Donald Trump signs an executive order to create a **Strategic Bitcoin Reserve** and **U.S. Digital Asset Stockpile**, for holding other cryptocurrencies.	May 8, 2025: SEC announces **settlement agreement with Ripple**, which ended its four-year lawsuit against them.	Several public companies have recently had significant stock price increases following their announcement of a treasury-focused strategy.

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NOTES:
Prices are rebased to 100 based on prices from January 1, 2020.
Market information as of 23 May 2025

VIVOPOWER

WHY XRP?

BRIDGE CURRENCY FOR CROSS BORDER TRANSACTIONS	• Able to facilitate rapid cross border payments and settlements, including seamless currency conversion • Compared to the SWIFT network, new fintech companies and other digital currencies, XRP's 3-5 second settlement time is one of the fastest ways to settle transactions
IMPROVE EFFICIENCY AND SCALABILITY	• Low settlement cost of $0.0002 per transaction vs. ETH's $0.36 per transaction, BTC's $0.50 per transaction, and banks' transfer charges of up to $50 per transaction • XRP's ability to process up to 1,500 transactions per second, kept on the XRP Ledger, is the most efficient means of scaling international payment settlements
ALIGNMENT WITH GLOBAL FINANCIAL TRENDS AND STRATEGIC POSITIONING AMIDST REGULATORY SHIFTS	• Major economies globally such as USA, the European Union, Singapore, and Japan have started to constructively build on their respective regulatory policies for digital assets, including XRP • Major financial institutions and payment providers such as AMEX have adopted XRP to streamline their remittances and international payments due to its compliance-first strategy, integrating AML/KYC policies and FATF standards
STABLECOIN THROUGH RIPPLE USD (RL USD)	• Offers price-stable settlement on RippleNet and XRPL without exposure to crypto volatility • Enables borrowing, lending, and yield-generating protocols within the XRPL ecosystem • Provides an easy and secure on-ramp and off-ramp for bringing fiat onto the digitized ecosystem

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SOURCES:
XLPR.org, Binance, News articles

VIVOPOWER

WHY XRP? (CONT'D)

EMERGING ROLE IN THE NATIONAL DIGITAL RESERVE STRATEGIES	• Countries globally have started to embrace digital assets as a source of currency reserve • In March 2025, President Donald Trump signed an executive order to create a Strategic Bitcoin Reserve and U.S. Digital Asset Stockpile, for holding other cryptocurrencies • This is expected to be the first step in more countries establishing a national reserve that includes digital assets as opposed to fiat currencies and commodities
DECENTRALISED FINANCE (DEFI)	• XRP Ledger is becoming the platform of choice for the DeFi applications due to its quick, low cost, and built-in decentralised exchange • Access to DeFi facilitates increased liquidity from pooled funds, which in turn allows on-chain, uncollateralised fixed-term loans with pre-set interest terms
TOKENISATION OF REAL WORLD ASSETS	• The XRP Ledger unlocks an additional source of liquidity for assets and offers token holders a means of gaining exposure to assets that would otherwise be difficult to have ownership in
CROSS-ASSET COLLATERALISATION	• XRP's recent acquisition of Hidden Road makes it the first crypto company to own and operate a global, multi-asset prime broker, offering institutions advanced services including clearing, prime brokerage, and financing across FX, digital assets, derivatives, swaps, and fixed income • Capitalising on its simple, secure, and compliance-first digital asset infrastructure, we believe XRP is well-positioned to provide the core services that financial institutions need to tokenize, store, exchange and move digital assets

SOURCES:
XLPR.org, Binance, News articles

VVPR PLANS TO INVEST IN THE XRP LEDGER ECOSYSTEM TO GROW UTILITY AND ADOPTION


XRPL ADDITIONAL USE CASES
XRPL MAIN USE CASES
Staking
Lending
Payments
Peer-to-Peer Payments
Cross Border Payments
Decentralised Identity
Decentralised Finance
Algorithmic Trading
Automated Market Maker
Tokenisation
Stablecoin issuance
RWA Tokenisation
NFT Marketplace
Asset-Backed Multi-Purpose Token
Supply chain management
Decentralised storage
XRPL Interoperability
Smart Contracts

VIVOPOWER

XRP IS CONSIDERED ONE OF THE BIG 3 DIGITAL ASSET TOKENS (EXCLUDING STABLECOINS)

	XRP	Ethereum	Bitcoin
Launch year	2012	2015	2009
Market Cap	$129.54B	$222.05B	$1.91T
Transaction speed	3-5 seconds to settle	13 seconds to 5 minutes	500 seconds to settle
Settlement cost	$0.0002/transaction	$0.36/transaction	$0.50/transaction
Scability	1,500 transactions per second	30 transactions per second	3 transactions per second
Sustainability	Environmentally sustainable (negligible energy consumption)	ETH reduced its energy usage by over 99% in 2022 by transitioning to PoS from PoW	Requires a significant amount of energy, taking up 0.3% of global energy consumption
Consensus mechanism	Federated consensus (35+ UNL validators out of ~135+ total validators)	Proof-of-stake (since 2022)	Proof-of-work
Primary use cases	Cross-border payments, institutional settlements, asset tokenization, Dapps, DeFi	Smart contracts, Dapps, Web 3, DeFi	Peer-to-peer transactions, cross-border payments
Smart contract support	In testing (EVM sidechain, not yet on mainnet)	Yes, fully operational	Yes, but requires external integrations to expand beyond basic functionality
Lending yield	5-12% APY	~4%	4-8% APY
Native stablecoin?	RL USD	None	None
Core focus on DeFi?	Yes	Yes	No, valued more for store of value

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SOURCES:
XLPR.org, Binance, News articles

VIVOPOWER

THE REGULATORY LANDSCAPE FOR DIGITAL ASSETS IS BECOMING MORE SETTLED

Regulatory Outlook for Digital Assets

United States	• The July 2023 ruling in *SEC v. Ripple Labs* established that XRP is **not a security** when sold on public exchanges.
European Union	• The EU adopted the **MiCA regulation** (Markets in Crypto-Assets), bringing comprehensive rules for crypto across all member states. • XRP is expected to comply under the asset-reference or e-money token provisions, enhancing its legitimacy.
Asia-Pacific (Singapore, Japan)	• Both countries have explicitly classified XRP as a digital token (not a security). • XRP has strong regulatory relationships in the region and is approved under Singapore's MAS framework.

New Trump Administration Shows Strong Support For Crypto



"*With the right legal framework, institutions large and small will be liberated to invest, innovate, and take part in one of the most exciting technological revolutions in modern history.*[1]"

— Donald Trump, U.S. President

Institutional Engagement & Industry Standards

Ripple's Global Advocacy	• Ripple actively participates in global working groups such as the **Digital Dollar Project**, collaborates with the **IMF**, and contributes to standards bodies including **ISO 20022**, which governs financial messaging infrastructure.
Compliance and AML Standards	• Ripple has built a compliance-first strategy, integrating AML/KYC policies and FATF standards, making XRP suitable for traditional banking environments.
CME Launching XRP Futures	• The Chicago Mercantile Exchange (CME) launched XRP futures in May 2025, indicating institutional recognition and trading infrastructure legitimacy.

Institutions Partnering With XRP

Santander CIBC AMERICAN EXPRESS

SBI Holdings BANK OF AMERICA standard chartered

SOURCES:
Binance, New York Post, March 20, 2025.

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VIVOPOWER

VVPR'S NEW LEADERSHIP HAS CRYPTO, FINANCE, TECH & US LISTCO EXPERIENCE…



Kevin Chin | Executive Chairman[1] and CEO[2]

Kevin Chin has successfully started, bought, built, fixed, scaled up and sold businesses across a range of industries – including software, education, funds management, media, road infrastructure services and solar power. He has exited multiple businesses and successfully led 5 IPOs across the NASDAQ, ASX and NZX exchanges as well as originated 4 fund vehicles. Kevin's primary strategic and operational expertise includes scaling up businesses (navigating growing-pains issues and inflection points for enterprises experiencing exponential rates of growth) and leading companies through distressed and complex turnaround situations.

J.P.Morgan | pwc | LFG | Deloitte. | EdventureCo | AROWANA | VIVARIUM



David Mansfield | CFO[3]

David holds a strong background in finance, with a focus on structured financing, platform development, and technology optimization. David kicked off his career in Structured Fixed Income Derivatives trading at Natwest Markets. He then moved to Goldman Sachs, where he helped establish their Equity Derivatives Financing business. He moved to Asia in 2005, where he has remained since, and built successful Structured Derivatives Trading businesses for both Credit Suisse and JP Morgan. His career has spanned leadership roles in major investment banks and high-growth ventures, including serving as CFO of an electric vehicle company, where he played a key role in listing VinFast on NASDAQ.

J.P.Morgan | CREDIT SUISSE | Goldman Sachs | VINFAST



Keith Loose | CTO[3]

Keith is a multi-faceted technologist with almost 30 years professional experience across a variety of roles in traditional finance, FinTech and Blockchain domains -with a specific focus on payments, banking processes. He is passionate about bringing traditional financial products to the digital space. He has built platforms across household names such as BSkyB, HSBC, JPMorgan and Square (Now Block Inc), and numerous innovative systems in industry leading firms, including, CLSA, BC Group, OSL Limited and Block.One.

J.P.Morgan | HSBC | Square | CLSA | OSL



Adam Traidman | Board Advisor

Adam Traidman has extensive experience in the fintech and crypto industries, holding key leadership positions in various industry-leading companies throughout the course of his career. He is a former Board member of Ripple and was previously the CEO of SBI Ripple Asia. He is also a former director of Coinbase before eventually being the Co-Founder, President, and Chief Executive Officer at BRD. Earlier in his career, he was CEO of Chip Estimate, acquired in 2008 by Cadence Design Systems. He began his career at the NASA Jet Propulsion Laboratory and Caltech in the fields of hardware and software engineering.

ripple | SBI Ripple Asia | coinbase | ChipEstimate.com

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NOTES:
1. Since April 2016
2. Since March 2020
3. Appointment to be finalised

VIVOPOWER

...AND IS WELL EQUIPPED TO EXECUTE ON THE XRP TREASURY & DE-FI STRATEGY



Long-term XRP Accumulation
XRP Ecosystem Venture Development Fund
Strategically Trading Other Coins
Yield-Enhancing Staking of Digital Assets
Kevin Chin
Asset Management
David Mansfield
Structured Derivatives
Keith Loose
Infrastructure & Cybersecurity Technology
Adam Traidman
Digital Asset Development

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VIVOPOWER

VVPR'S DIGITAL ASSET ARCHITECTURE REFLECTS A FOCUS ON RISK MANAGEMENT & CONTROLS

Institutional Custody	Quantum Resistant Encryption	Regulatory Technology	Enterprise Integration	Transparent Governance

RISK MANAGEMENT & BUSINESS CONTINUITY

Transaction Security

- Real-time monitoring
- Transaction limits and approval workflows
- Immutable audit trails
- Anomaly detection and alert systems
- Secure API endpoints with DDoS protection

Operational Resilience

- Multi-signature wallet architecture
- Cold storage with air-gapped systems
- Automated BCP backup and DR
- Insurance coverage for digital assets
- 24/7 security operations

Regulatory Adherence

- Anti-Money Laundering (AML)
- Know Your Customer (KYC) protocols
- Bank Secrecy Act (BSA) reporting
- GDPR and CCPA data privacy
- Real-time regulatory reporting


Network Security
Transaction Security
Access Controls
Operational Resilience
Institutional Standards
Regulatory Adherence

MULTI-LAYERED SECURITY ARCHITECHTURE

Network Security

- End-to-end encryption (AES-256)
- Zero-trust network architecture
- Hardware Security Modules (HSMs) for key security
- Geographically distributed cloud infrastructure
- Real-time threat detection and incident response

Access Control & Authentication

- Multi-factor authentication (MFA)
- Role-based PLoP access control (RBAC)
- Biometric authentication
- Time-limited session tokens
- Physically dedicated hardware
- Segregation of duties for treasury operations

REGULATORY COMPLIANCE

Institutional Standards

- SOC 2 Type II certified security controls
- ISO 27001 information security management
- FIPS 140-2 Level 3 validated cryptographic
- Third-party security audits and penetration testing

CASE STUDY | TOP CHARITIES GLOBALLY PIONEER XRP-ENABLED PHILANTHROPY

COMITE INTERNATIONAL GENEVE	THE RED CROSS	• In partnership with Ripple, the Red Cross introduced XRP as a donation option in 2021 • This integration enables the organisation to increase transparency, trace donations, and make the most of the funds raised • The use of XRP helps the Red Cross streamline its financial operations, ensuring that aid reaches those in need quickly
unicef for every child	UNICEF	• Through its UNICEF Cryptocurrency Fund, launched in 2019, donors can contribute in various digital currencies, including XRP, allowing UNICEF to tap into the growing crypto community and providing a secure and efficient way to fund its initiatives • By accepting XRP, UNICEF can allocate funds faster and reduce the costs associated with traditional donation methods, allowing the organisation to better focus on improving the lives of children in need across the globe
American Cancer Society	THE AMERICAN CANCER SOCIETY	• In 2021, the ACS partnered with BitPay to accept cryptocurrency donations, including XRP. This partnership enables the ACS to connect with a new generation of donors, especially those who are active in the crypto space • XRP donations help fund cancer research, prevention programs, and support services for patients. By reducing the fees associated with traditional payment systems, XRP allows more of the donated funds to go directly to the cause
Save the Children	SAVE THE CHILDREN	• Save the Children, a global nonprofit focused on improving children's lives through education, health care, and emergency aid, introduced XRP as a donation option in 2020, aiming to connect with the growing number of crypto donors • XRP's fast processing times allow Save the Children to deploy aid quickly, especially in crisis situations. By lowering the costs of cross-border transactions, XRP ensures that donations are put to use immediately, without delays or hefty fees

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SOURCES:
Binance, News articles

VIVOPOWER

CRYPTO TREASURY COMPANIES HAVE OUTPERFORMED EQUITY INDICES SINCE ANNOUNCEMENT

Company	Crypto Treasury Focus	Announcement Date	Stock Return Since Announcement[1,2]	S&P 500 return[1,2]	P/NAV[1,3]
KindlyMD	BTC	12-May-25	480.5%	2.5%	N/A
Cantor Equity Partners[4]	BTC	23-Apr-25	337.9%	9.7%	3.68x
DeFi Development Corp	SOL	4-Apr-25	5908.8%	7.5%	4.53x
Upexi	SOL	23-Jan-25	216.9%	(4.7%)	3.71x
Sol Strategies	SOL	16-Jul-24	2420.0%	3.0%	8.57x
Semler Scientific	BTC	28-May-24	90.1%	9.4%	1.08x
MetaPlanet	BTC	8-Apr-24	4194.7%	11.5%	2.73x
Strategy	BTC	11-Aug-20	3131.4%	72.7%	1.66x

NOTES:
1. Market information as of 23 May 2025
2. Share price performance based on close of the trading day prior to announcement date
3. NAV based on latest disclosure of crypto treasury holding
4. The CEP transaction is a deSPAC transaction that has not closed and is therefore not yet operating as a digital asset strategy

SOURCE:
GuruFocus, company filings

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VIVOPOWER